

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2020

Philip A. Choyce
Executive Vice President and Chief Financial Officer
Independence Contract Drilling, Inc.
20475 State Highway 249, Suite 300
Houston, TX 77070

> **Re: Independence Contract Drilling, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 13, 2020**
> **File No. 333-250092**

Dear Mr. Choyce :

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David C. Buck, Esq.